December 9, 2016

VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed October 27, 2016
File No. 1-31719

Dear Mr. Rosenberg:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter dated November 16, 2016 from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.

Below we have listed your comments for ease of reference and our responses to those comments. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Commission’s letter:

Form 10-K for the Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note 20 – Segment Information, page 105
Comment:

1.
Please demonstrate to us that your aggregation of operating segments with respect to the Health Plan segment meets all criteria in ASC 280-10-50-11. In particular, provide us an analysis supporting that the operating segments aggregated have similar economic characteristics. Reconcile your operating segments to the disclosure provided on page 47 with respect to your Programs.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 9, 2016

Response: We note the Staff’s comment. The Company’s background, analysis and conclusions regarding its segment disclosures follow.
Background
The Company describes its Health Plans segment in Note 1, “Basis of Presentation,” in the September 30, 2016 Form 10-Q (with comparable disclosure in the 2015 Form 10-K) as follows:
“The Health Plans segment consists of health plans in 12 states and the Commonwealth of Puerto Rico, and includes our direct delivery business. As of September 30, 2016, these health plans served 4.2 million members eligible for Medicaid, Medicare, and other government-sponsored health care programs for low-income families and individuals. This membership includes Health Insurance Marketplace (Marketplace) members, most of whom receive government premium subsidies. The health plans are operated by our respective wholly owned subsidiaries in those states, each of which is licensed as a health maintenance organization (HMO). Our direct delivery business consists primarily of the operation of primary care clinics in several states in which we operate.”
Determination of Operating Segments
The Company has determined that each of its health plans is a “component of an entity,” under ASC 205-10-20, because each health plan “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”
In addition, the Company has determined that each of its health plans is an operating segment, because the health plans are entity components that demonstrate all of the characteristics of an operating segment under ASC 280-10-50-1 as follows:

•	Each health plan engages in activities to earn revenues and incur expenses;

•
Each health plan’s operating results are regularly reviewed by the Company’s chief executive officer, who is the Company’s chief operating decision maker, to assess performance and make decisions about resource allocation; and

•	Discrete financial information is available for each health plan in the form of business unit financial statements.
Aggregation of Operating Segments
ASC 280-10-50-11 states: “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas ...”
Aggregation must be consistent with the objective and basic principles of ASC 280, which are to help users better understand an entity’s performance and assess its prospects for future net cash flows. In a speech at the 2015 AICPA National Conference on Current SEC and PCAOB Developments, SEC Professional Accounting Fellow Courtney D. Sachtleben, Office of the Chief Accountant, noted [emphasis added] “While the identification of operating segments is done under the management approach, the determination of reportable segments is a modified management approach. This approach incorporates both the aggregation criteria and quantitative thresholds to determine which subset of operating segments should be reported in order to meet the objectives of segment reporting without reporting overly detailed information. ... Often, publicly available industry reports and other analysis by users will indicate the key characteristics by which a reasonable investor would consider the two operating segments to be similar.” See further discussion regarding industry reports below, under Similar Economic Characteristics: Long-Term Financial Performance.
The five specific qualitative criteria outlined by ASC 280-10-50-11 are listed below; the Company’s evaluation of each item follows the italicized content. Following these criteria, the Company discusses the operating segments’ similar economic characteristics specifically relating to long-term performance.
Qualitative Criteria

a.
The nature of the products and services – The health plans are health maintenance organizations (“HMOs”) that serve individuals who qualify for Medicaid, Medicare and other government-sponsored health care programs. The health plans are funded primarily by a combination of federal and state appropriations.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 9, 2016

b.
The nature of the production processes – The health plans assume financial risk for the provision of similar medical care services to their members and share a common enrollment, member services and claims processing infrastructure.

c.
The type or class of customer for their products and services – The health plans primarily serve low-income families and individuals who qualify for government-sponsored and publicly funded health care programs.

d.
The methods used to distribute their products or provide their services – The health plans serve the predominant portion of their membership through a combination of contracts with health care service providers subject to Company-monitored quality measurements.

e.
If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – As HMOs, the health plans operate in very similar regulatory, political and legal environments. In general, they are licensed and regulated by the states’ departments of insurance, and are under contractual relationships with the states’ Medicaid agencies and the Centers for Medicare and Medicaid Services.

Similar Economic Characteristics: Long-Term Financial Performance
ASC 280 states: “For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.” Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Company’s September 30, 2016 Form 10-Q (with comparable disclosure in the 2015 Form 10-K), provides a description of how the Company assesses performance, for the Health Plans segment in particular, as follows:
“One of the key metrics used to assess the performance of our most significant segment, the Health Plans segment, is the medical care ratio. The medical care ratio represents the amount of medical care costs as a percentage of premium revenue. Therefore, the underlying gross margin, or the amount earned by the Health Plans segment after medical costs are deducted from premium revenue, is the most important measure of earnings reviewed by management.”
The following table presents medical care ratio (MCR) and gross margin information for the Company’s health plans that were operational for the full years ended December 31, 2012, through December 31, 2015. The Company notes that it consistently presents MCR data by health plan in tables within MD&A in its quarterly and annual filings, as well as in its quarterly earnings announcements.

	Medical Care Ratio
	Year ended December 31,				Average
	2015	2014	2013	2012	MCR	Gross Margin
California	87.6%	83.3%	88.9%	91.1%	87.7%	12.3%
Florida	90.2	95.5	87.3	85.3	89.6	10.4
Michigan	84.6	84.6	84.4	88.3	85.5	14.5
New Mexico	89.4	92.6	86.1	87.0	88.8	11.2
Ohio	84.4	86.0	84.2	88.6	85.8	14.2
Texas	92.3	90.8	86.4	93.7	90.8	9.2
Utah	90.6	92.2	83.4	82.3	87.1	12.9
Washington	91.7	93.4	88.0	86.8	90.0	10.0
Wisconsin	82.4	86.8	79.7	96.2	86.3	13.7
Aggregate	88.5%	88.9%	86.1%	90.0%	88.4%	11.6%
The Company discloses MCR information by operating segment in its periodic filings to offer insight to financial statement users as to which state health plans, in particular, may be driving revenue or medical cost trends in the Health Plans segment’s aggregate MCR in any given period. This approach is mirrored in the reports written by investment analysts who follow the Company. Such reports typically lead with aggregate health plan information and drivers, including the aggregate Health Plans segment MCR. Some of the reports may duplicate the state health plan tables reported in the Company’s earnings announcement as a reference tool, but the disaggregated tables are not a driver nor the focus of their analyses.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 9, 2016

While ASC 280 does not prescribe a bright line threshold for economic similarity, the Company is confident that its health plan operating segments exhibit similar economic characteristics. Such similarity is not surprising given that: 1) state actuaries generally target gross margins of 9% to 11% in setting Medicaid contracts; 2) the Company attempts to mirror Medicaid premiums and benefits in the pricing of its Affordable Care Act Marketplace products (which are designed to attract individuals with similar economic characteristics to those receiving Medicaid coverage); and 3) most of its Medicare members are also eligible for Medicaid benefits. Over the last four years, average gross margins among the health plans have ranged between 9.2% and 14.5%. To the extent that gross margins among health plans vary on occasion, such variability is the result of outcomes intrinsic to the common economic characteristics they share. For example, all health plans are subject to the following potential developments that may either decrease or increase margins:

•	The inevitable fluctuation in margins that is the result of fixed premium revenue combined with medical costs that can vary dramatically due to the volatility of medical care utilization.

•	The behavior of members transitioning from fee-for-service environments, where medical utilization is unrestrained, to managed care environments.

•	Retroactive premium rate or other contractual changes related to prior periods that may impact a health plan’s current period performance.

•
The impact of new federal or state programs, such as those associated with the Affordable Care Act, under which the Company is adding previously uninsured membership. Historical medical cost data for these individuals is sparse or non-existent. Since historical medical costs are the prime determinant of current premium rates, unreliable, incomplete or incorrect cost data will often result in temporary a distortion of typical and expected gross margins.

As described above, there are several factors that could impact multiple states in any period. The fact that average gross margins among the health plans may vary within a range does not make these reportable segments dissimilar economically.
Based on the analysis above, the Company has concluded that the health plans should be aggregated to a single reportable segment given that a) they meet all five of the qualitative criteria under ASC 280-10-50-11; b) their aggregation is consistent with the objective and basic principles of ASC 280; and c) their economic characteristics are similar.
Programs (regarding disclosure on p. 47 of the 2015 Form 10-K)
The Company’s three primary programs consist of membership served under:

1.	Medicaid: Temporary Assistance for Needy Families (TANF), Children’s Health Insurance Program (CHIP), Medicaid Expansion, and the Aged, Blind or Disabled (ABD);

2.	Medicare: Medicare Advantage special needs plans, and members dually eligible for Medicare and Medicaid (MMP); and

3.	Health Insurance Marketplace.
The Company has determined that its programs are not components under ASC 205-10-20, because each program cannot be distinguished operationally from the rest of the entity. Organizationally, the Company is managed on a state health plan basis and its members are served, without regard to their individual programs, by the health plans where they are enrolled. Health plan presidents report to regional vice presidents. The health plan presidents and the regional vice presidents are responsible for all operations within their respective state health plans, regardless of the programs served.
The Company also notes that when its health plans contract with a state Medicaid agency there is an expectation that the health plans serve all types of Medicaid membership, including TANF, CHIP, Expansion and ABD. Thus, each health plan’s members have access to the same health care providers and other member services offered within that state. Member engagement is conducted based upon the medical needs of the members, not the programs to which those members are attached; and providers serve all members regardless of program.
Therefore, because the programs are not components, they are not operating segments.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 9, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Use of Non-GAAP Financial Measures, page 37

Comment:

1.	1

2.
Your adjustment to reconcile net income to adjusted net income on page 38 is presented after-tax, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please confirm that beginning with your Form 10-K for the fiscal year ended December 31, 2016 you will present income taxes as a separate adjustment and provide a clear explanation. This comment is also applicable to earnings releases furnished on Form 8-K.

Response:

Commencing with our Form 10-K annual report and earnings release furnished on Form 8-K for the year ended December 31, 2016, we will revise the adjusted net income reconciliation table in the manner presented below.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016		2015		2016		2015
	(In millions, except diluted per-share amounts)
Net income	$42	$0.76	$46	$0.77	$99	$1.77	$113	$2.07
Adjustments:
Amortization of intangible assets	8	0.15	4	0.06	24	0.42	13	0.23
Income tax effect (1)	(3)	(0.06)	(2)	(0.02)	(9)	(0.16)	(5)	(0.08)
Amortization of intangible assets, net of tax effect	5	0.09	2	0.04	15	0.26	8	0.15
Adjusted net income (2)	$47	$0.85	$48	$0.81	$114	$2.03	$121	$2.22
________________________

(1)	Income tax effect of adjustments calculated at the blended federal and state statutory tax rate of 37%.

(2)
Beginning in the first quarter of 2016, we revised our calculation of adjusted net income. We no longer subtract “Amortization of convertible senior notes and lease financing obligations” from net income to arrive at adjusted net income. We made this change because various capital transactions completed in 2015 reduced our relative reliance on convertible notes and lease financing as sources of capital. We believe that this change enhances the comparability of these non-GAAP measures with the corresponding non-GAAP measures used by our competitors. All periods presented conform to this presentation.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 9, 2016

If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (888) 562-5442, ext. 111566, or Jeff Barlow at the same telephone number, ext. 112462.

Respectfully submitted,

/s/ Joseph W. White
Joseph W. White
Chief Accounting Officer

cc:	Angela Connell, SEC Accounting Branch Chief
Mary Mast, SEC Staff Accountant
John C. Molina, Chief Financial Officer
Jeff D. Barlow, Chief Legal Officer
Margo Wright, Vice President Accounting
Burt Park, Senior Assistant General Counsel
Steven J. Orlando, Audit Committee Chairman